Exhibit (a)(1)(G)

FOR IMMEDIATE RELEASE

Contacts:

Investor Inquiries	Media Inquiries
Janice O’Reilly	Garrett Mann
Chief Financial Officer	Director, Marketing
TechTarget	TechTarget
617-431-9449	617-431-9371
joreilly@techtarget.com	gmann@techtarget.com

TechTarget, Inc. Announces Results of its Tender Offer

Newton, MA — June 9, 2016 — TechTarget, Inc. (NASDAQ: TTGT) announced today the results of its tender offer to purchase up to 8,000,000 shares of its common stock at a price of $7.75 per share, which expired at 5:00 p.m., New York City time, on June 8, 2016.

TechTarget has accepted for purchase 5,237,843 shares of its common stock, at a purchase price of $7.75 per share, for a total cost of approximately $40.6 million. Based on the final tabulation by Computershare Trust Company, N.A., the Depositary for the tender offer, 5,237,843 shares of TechTarget’s common stock were properly tendered and not withdrawn, which represents approximately 16% of the shares outstanding immediately prior to the purchase of the tendered shares. Immediately following the purchase of the tendered shares and assuming the proper delivery of all shares tendered, TechTarget will have approximately 27.2 million shares of common stock outstanding.

Georgeson Securities Corporation is acting as the Dealer Manager and the Information Agent is Georgeson LLC. The Depositary is Computershare Trust Company, N.A. For questions and information, please call the Information Agent toll free at (866) 203-9401.

Forward Looking Statements

All statements contained in this release, other than statements of historical fact, are forward-looking statements. These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements, including risks and uncertainties regarding: TechTarget’s stock price, changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the Internet and information technology industries; and the ability of TechTarget to achieve the benefits contemplated by the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

About TechTarget

TechTarget (NASDAQ: TTGT) is the Web’s leading destination for serious technology buyers researching and making enterprise technology decisions. Our extensive global network of online and social media, powered by TechTarget’s Activity Intelligence™ platform, allows technology sales and marketing teams to leverage real-time purchase intent data to more intelligently engage technology buyers and prioritize follow-up based on active projects, technical priorities and business needs. With more than 140 highly targeted technology-specific websites and a wide selection of custom advertising, branding, lead generation and sales enablement solutions, TechTarget delivers unparalleled reach and innovative opportunities to drive technology sales and marketing success around the world.

TechTarget has offices in Atlanta, Beijing, Boston, London, Munich, Paris, San Francisco, Singapore and Sydney.

To learn how you can engage with serious technology buyers worldwide, visit techtarget.com and follow us @TechTarget.

(C)2016 TechTarget, Inc. All rights reserved. TechTarget and the TechTarget logo are registered trademarks, and Activity Intelligence is a trademark of TechTarget. All other trademarks are the property of their respective owners.